Exhibit 99.1

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS THE RESULTS OF THIRD QUARTER 2025.
REPORTS AN IMPROVEMENTS IN ITS GROSS AND OPERATING PROFIT AND MARGINS.

YAVNE, Israel – November 17, 2025 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter Fiscal Year 2025

•	Sales for the third quarter were NIS 152.8 million (US$ 46.2 million) remaining at the same level compared to the third quarter of 2024.
•	Gross profit increased by 2.6% year-over-year to NIS 43.1 million (US$ 13.0 million).
•	Operating profit increased by 4.1% year-over-year to NIS 18.3 million (US$ 5.5 million).
•	Net profit for the third quarter was NIS 19.2 million (US$ 5.8 million(.
•	Basic earnings per share of NIS 1.4 (US$ 0.4).
•	Cash and securities balance of NIS 225.4 million (US$ 68.2 million) as of September 30, 2025.

Management Comment

Zwi Williger & Joseph Williger, Chairman & CEO, respectively, of Willi-Food, commented:

 “We are pleased to present G. Willi-Food International’s third quarter 2025 results, as well as strong results for the nine-month period ended September 30, 2025. The Company delivered improved gross and operating profit margins compared to the same periods last year, alongside strong sales performance.

Despite approximately three fewer working days during the quarter, we succeeded in maintaining the same level of sales, reflecting the strength and resilience of our operations.

Following the cessation of the war in Gaza, the decline in exchange rates have further supported our ability to improve import prices and strengthen the competitive alternative that Willi-Food offers to the market.

The constructed new refrigerated logistics center is progressing as planned, and we expect to open the center toward the end of the first quarter of 2026. This advanced facility represents a significant milestone for the Company, as it is expected to enhance our logistical capabilities to support entry into new food categories, increase product availability, expand existing lines, and achieve meaningful cost efficiencies.

We remain optimistic about the continued positive momentum, driven by our operational excellence, strategic investments, and the dedication of our team, as we continue to build long-term value for our shareholders.”

Third Quarter Fiscal 2025 Summary

Sales for the third quarter of 2025 were NIS 152.8 million (US$ 46.2 million). The Company maintained the same level of sales compared to third quarter of 2024 despite a lower number of working days in the quarter compared to the corresponding period last year.

Gross profit for the second quarter of 2025 increased by 2.6% to NIS 43.1 million (US$ 13.0 million), or 28.2% of revenues, compared to NIS 42.0 million (US$ 12.7 million), or 27.5% of revenues in the third quarter of 2024. The increases in gross profit and gross margins were due to the Company’s efforts to improve its commercial terms with its suppliers and focusing on selling a more profitable products portfolio.

Selling expenses for the third quarter of 2025 were NIS 18.0 million (US$ 5.4 million), remaining at the same level compared to third quarter of 2024.

General and administrative expenses for the third quarter of 2025 were NIS 6.9 million (US$ 2.1 million), remaining at the same level compared to third quarter of 2024.

Operating profit for the third quarter of 2025 increased by 4.1% to NIS 18.3 million (US$ 5.5 million), compared to NIS 17.6 million (US$ 5.3 million) in the third quarter of 2024. The increase was primarily due to the increase in gross profit.

Financial income, net for the third quarter of 2025 totaled NIS 6.7 million (US$ 2.0 million), compared to NIS 9.1 million (US$ 2.6 million) in the third quarter of 2024. Financial income for the third quarter of 2025 was comprised mainly from revaluation of the Company’s portfolio of securities to in the amount of NIS 5.4 million (US$ 1.6 million) and from interest and dividend income from the Company’s portfolio of securities in an amount of NIS 2.0 million (US$ 0.6 million)

Willi-Food’s income before taxes for the third quarter of 2025 was NIS 25.0 million (US$ 7.6 million), compared to NIS 26.7 million (US$ 8.1 million) in the third quarter of 2024.

Willi-Food’s net profit in the third quarter of 2025 was NIS 19.2 million (US$ 5.8 million), or NIS 1.4 (US$ 0.4) per share, compared to NIS 20.8 million (US$ 6.3 million), or NIS 1.5 (US$ 0.5) per share, in the third quarter of 2024.

Willi-Food ended the third quarter of 2025 with NIS 225.4 million (US$ 68.2 million) in cash and securities. Net cash resulted from operating activities for the third quarter of 2024 was NIS 225.7 million (US$ 68.3 million).

First Nine Months Fiscal 2025 Highlights

•	Sales increased by 5.2% to NIS 458.2 million (US$ 138.6 million), compared to NIS 435.5 million (US$ 131.7 million) in the first nine months of 2024.
•	Gross profit increased by 7.5% year-over-year to NIS 131.7 million (US$ 39.8 million).
•	Operating profit before other expenses (income) increased by 16.7% year-over-year to NIS 58.8 million (US$ 17.8 million).
•	Operating profit after other expenses (income) increased by 51.6% year-over-year to NIS 58.9 million (US$ 17.8 million).
•	Net profit increased by 52.9% year-over-year to NIS 70.6 million (US$ 21.3 million), or 15.4% of sales.
•	Basic earnings per share of NIS 5.1 (US$ 1.5).

First Nine Months Fiscal 2025 Summary

Sales for the nine-month period ending September 30, 2025, increased by 5.2% to NIS 458.2 million (US$ 138.6 million), compared to NIS 435.5 million (US$ 131.7 million) recorded in the first nine months of 2024. The Company attributes the growth in sales primarily to an increase in inventory levels and improved product availability, which supported the growing demand for its products. The increase also reflects higher demand for the Company’s product portfolio and an increase in private label sales for large retail chains.

Gross profit for the first nine months of 2025 increased by 7.5% to NIS 131.7 million (US$ 39.8 million), or 28.7% of revenues, compared to NIS 122.5 million (US$ 37.1 million), or 28.1% of revenues, in the first nine months of 2024. The increases in gross profit and gross margins were due to the increase in the Company’s sales and due to the Company’s efforts to improve its commercial terms with its customers and suppliers and focusing on selling a more profitable products portfolio.

Selling expenses for the first nine months of 2025 decreased by 1.7% to NIS 51.9 million (US$ 15.7 million), compared to NIS 52.8 million (US$ 16.0 million) in the first nine months of 2024. The decrease was mainly due to reduce in advertising and promotion expenses.

General and administrative expenses for the first nine months of 2025 increased by 8.7% to NIS 21.1 million (US$ 6.4 million), compared to NIS 19.4 million (US$ 5.9 million). The increase was mainly due to the provision for profit-based compensation to senior management resulting from the increase in operating profit and from share-based payment program.

Operating profit before other expenses (income) for the first nine months of 2025 increased by 16.7% to NIS 58.8 million (US$ 17.8 million), compared to NIS 50.4 million (US$ 15.2 million) in the first nine months of 2024. The increase was primarily due to the increase in gross profit.

There were no other expenses for the first nine months of 2025. Other expenses for the corresponding period were NIS 11.6 million (US$ 3.5 million) in respect of the agreement reached by the Company with the Israel Competition Authority for the payment of an administrative fine. For further details, please see the Company’s report on Form 6-K submitted to the Securities and Exchange Commission on July 17, 2024.

Operating profit after other expenses (income) for the first nine months of 2025 increased by 51.6% to NIS 58.9 million (US$ 17.8 million), compared to NIS 38.8 million (US$ 11.7 million) in the first nine months of 2024. The increase was primarily due to the increase in gross profit, a decrease in operating expenses, and the administrative fine of NIS 11.6 million (US$ 3.1 million) recorded in the first half of 2024.

Financial income, net for the first nine months of 2025 totaled NIS 31.9 million (US$ 9.6 million), compared to NIS 23.2 million (US$ 7.0 million) in the first nine months of 2024. Financial income, net for the first nine months of 2025 was comprised mainly from revaluation of the Company’s portfolio of securities to in the amount of NIS 25.1 million (US$ 7.6 million) and from interest and dividend income from the Company’s portfolio of securities in an amount of NIS 9.0 million (US$ 2.7 million).

Willi-Food’s income before taxes for the first nine months of 2025 was NIS 90.8 million (US$ 27.5 million), compared to NIS 62.1 million (US$ 18.8 million) in the first nine months of 2024.

Willi-Food’s net profit in the first nine months of 2025 was NIS 70.6 million (US$ 21.3 million), or NIS 5.1 (US$ 1.5) per share, compared to NIS 46.2 million (US$ 14.0 million), or NIS 3.3 (US$ 1.0) per share, recorded in the first nine months of 2024.

NOTE A: NIS to US$ exchange rate used for convenience only
Convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2025, with U.S. $1.00 equal to NIS 3.306. The translation is made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month period ended September 30, 2025 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,500 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company’s operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected sales, operating results, and earnings. Forward-looking statements include statements regarding the construction of the Company’s new logistics center and its expected benefits. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied in those forward-looking statements. These risks and other factors include, but are not limited to: delays in the construction of the Company’s new logistics center and the risk that its expected benefits will not materialize; inability to sustain improvements and growth in the future; monetary risks including changes in marketable securities or changes in currency exchange rates, especially the NIS/U.S. Dollar exchange rate; payment default by any of our major clients; the loss of one or more of our key personnel; changes in laws and regulations, including those relating to the food distribution industry; and inability to meet and maintain regulatory qualifications and approvals for our products; termination of arrangements with our suppliers; loss of one or more of our principal clients; increase or decrease in global purchase prices of food products; increasing levels of competition in Israel and other markets in which we do business; changes in political, economic, and military conditions in Israel, particularly the recent war in Israel; economic conditions in the Company's core markets; delays and price increases due to the attacks on global shipping routes in the Red Sea; our inability to accurately predict consumption of our products and changes in consumer preferences; our inability to protect our intellectual property rights; our inability to successfully integrate our recent acquisitions; insurance coverage not sufficient to cover losses of product liability claims; risks associated with product liability claims; and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance, or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 17, 2025. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	September 30,		December 31	September 30,		December 31
	2 0 2 5	2 0 2 4	2 0 2 4	2 0 2 5	2 0 2 4	2 0 2 4
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	104,449	111,262	122,938	31,594	33,655	37,186
Financial assets carried at fair value through profit or loss	120,920	114,437	123,189	36,576	34,615	37,262
Trade receivables	173,476	178,047	171,331	52,473	53,856	51,824
Other receivables and prepaid expenses	4,034	9,543	7,384	1,220	2,887	2,234
Inventories	108,411	97,796	98,234	32,792	29,581	29,714
Current tax assets	1,569	5,385	744	475	1,629	225
Total current assets	512,859	516,470	523,820	155,130	156,223	158,445

Non-current assets
Property, plant and equipment	197,167	154,438	168,217	59,639	46,714	50,882
Less - Accumulated depreciation	61,975	58,035	58,349	18,746	17,554	17,649
	135,192	96,403	109,868	40,893	29,160	33,233

Right of use asset	4,948	4,504	4,814	1,497	1,362	1,456
Financial assets carried at fair value through profit or loss	50,113	45,851	47,842	15,158	13,869	14,471
Goodwill	36	36	36	11	11	11
Total non-current assets	190,289	146,794	162,560	57,559	44,402	49,171

	703,148	663,264	686,380	212,689	200,625	207,616
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	2,181	2,112	2,179	660	639	659
Trade payables	27,402	30,968	28,203	8,289	9,367	8,531
Employees Benefits	4,531	4,264	4,532	1,371	1,290	1,371
Other payables and accrued expenses	17,827	25,932	25,015	5,392	7,844	7,566
Total current liabilities	51,941	63,276	59,929	15,712	19,140	18,127

Non-current liabilities
Lease liabilities	2,931	2,684	2,521	887	812	763
Deferred taxes	12,558	7,455	9,888	3,799	2,255	2,991
Retirement benefit obligation	1,102	1,055	1,102	333	319	333
Total non-current liabilities	16,591	11,194	13,511	5,019	3,386	4,087
Shareholders’ equity
Share capital	1,491	1,490	1,491	451	451	451
Additional paid in capital	174,101	172,981	173,062	52,661	52,324	52,348
Remeasurement of the net liability in respect of defined benefit	(256)	(154)	(256)	(77)	(47)	(77)
Capital fund	247	247	247	75	75	75
Retained earnings	459,661	414,858	439,024	139,038	125,486	132,795
Treasury shares	(628)	(628)	(628)	(190)	(190)	(190)
Equity attributable to owners of the Company	634,616	588,794	612,940	191,958	178,099	185,402

	703,148	663,264	686,380	212,689	200,625	207,616

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	458,169	435,493	152,849	152,799	138,587	131,728
Cost of sales	326,424	312,956	109,781	110,837	98,737	94,663

Gross profit	131,745	122,537	43,068	41,962	39,850	37,065

Operating costs and expenses:
Selling expenses	51,874	52,758	17,955	17,707	15,691	15,958
General and administrative expenses	21,090	19,410	6,919	6,725	6,379	5,871

Operating profit before other expenses (income)	58,781	50,369	18,194	17,530	17,780	15,236

Other expenses (income)	(95)	11,522	(95)	(47)	(29)	3,485

Operating profit after other expenses (income)	58,876	38,847	18,289	17,577	17,809	11,751

Financial income	34,052	24,568	7,448	9,416	10,300	7,431
Financial expense	(2,149)	(1,345)	(726)	(314)	(650)	(407)

Total financial income	31,903	23,223	6,722	9,102	9,650	7,024

Income before taxes on income	90,779	62,070	25,011	26,679	27,459	18,775
Taxes on income	(20,223)	(15,919)	(5,834)	(5,929)	(6,117)	(4,815)

Profit for the period	70,556	46,151	19,177	20,750	21,342	13,960

Earnings per share:
Basic earnings per share	5.07	3.33	1.38	1.50	1.53	1.01
Diluted earnings per share	5.06	3.33	1.38	1.50	1.53	1.01

Shares used in computation of basic EPS	13,923,365	13,867,017	13,923,365	13,867,017	13,923,365	13,867,017
Shares used in computation of diluted EPS	13,940,365	13,867,017	13,940,365	13,867,017	13,940,365	13,867,017
Actual number of shares	13,923,365	13,867,017	13,923,365	13,867,017	13,923,365	13,867,017

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	70,556	46,151	19,177	20,750	21,342	13,960
Adjustments to reconcile net profit to net cash used to continuing operating activities (Appendix A)	(31,767)	(30,029)	17,063	10,323	(9,611)	(9,083)

Net cash from continuing operating activities	38,789	16,122	36,240	31,073	11,731	4,877

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(4,356)	(4,278)	(2,553)	(804)	(1,318)	(1,294)
Acquisition of property plant and equipment under construction	(25,093)	(29,399)	(6,897)	(11,137)	(7,590)	(8,893)
Proceeds from sale of property plant and Equipment	95	143	95	27	29	43
Proceeds from sale of marketable securities, net	24,647	1,074	3,887	(3,138)	7,455	325

Net cash used in (from) continuing investing activities	(4,707)	(32,460)	(5,468)	(15,052)	(1,424)	(9,819)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(1,427)	(1,513)	(439)	(426)	(432)	(458)
Dividend	(49,919)	(9,982)	(19,966)	-	(15,100)	(3,019)

Net cash used in continuing financing activities	(51,346)	(11,495)	(20,405)	(426)	(15,532)	(3,477)

Increase (decrease) in cash and cash equivalents	(17,264)	(27,833)	10,367	15,595	(5,222)	(8,419)

Cash and cash equivalents at the beginning of the financial period	122,938	137,466	94,334	94,972	37,186	41,581

Exchange gains (loss) on cash and cash equivalents	(1,225)	1,629	(252)	695	(371)	493

Cash and cash equivalents of the end of the financial year	104,449	111,262	104,449	111,262	31,594	33,655

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX A TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
	NIS				US dollars (*)
	(in thousands)

Increase in deferred income taxes	2,670	2,587	549	1,374	808	783
Unrealized gains on marketable securities	(24,646)	(13,058)	(5,293)	(6,237)	(7,457)	(3,950)
Depreciation and amortization	5,829	5,583	2,056	2,939	1,763	1,689
Stock based compensation reserve	1,039	392	615	101	314	119
Capital gain on disposal of property plant and equipment	(95)	(143)	(95)	(143)	(29)	(43)
Exchange loss (gain) on cash and cash equivalents	1,225	(1,629)	252	(695)	371	(493)

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	17,135	(1,764)	23,819	(425)	5,183	(534)
Decrease (increase) in inventories	(10,177)	(35,321)	8,082	24,112	(3,079)	(10,684)
Increase (decrease) in trade and other payables, and other current liabilities	(7,990)	24,495	(5,706)	(6,093)	(2,417)	7,409
Cash generated from (used in) operations	(15,010)	(18,858)	24,279	14,933	(4,543)	(5,704)
Income tax paid	(16,757)	(11,171)	(7,216)	(4,610)	(5,068)	(3,379)
Net cash flows from (used in) operating activities	(31,767)	(30,029)	17,063	10,323	(9,611)	(9,083)

(*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.